FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

CERTIFICATE OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 17th, 2018

1.         DATE, TIME AND PLACE: on December 17th, 2018, at 10:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Ad Hoc Secretary:  Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the totality of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and deliberation on the realization of the fourth (4th) issuance of commercial promissory notes of the Company, in a sole series (“Promissory Notes” and “Issuance”, respectively), for public distribution with restricted efforts of distribution pursuant to the Instruction of the Securities Commission (“CVM”) No. 476, dated of January 16, 2009, as amended (“Instruction CVM 476”), authorized by item I, paragraph 1 of article 1 of such rule, and CVM’s Instruction No. 566 of July 31, 2015, as amended (“Instruction CVM 566” and “Restricted Offer”, respectively); and (ii) Analysis and deliberation on the granting of powers to the Board of Officers of the Company to take the necessary measures to formalize the fourth (4th) issuance of commercial promissory notes of the Company.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and resolved, unanimously and without reservation, as the following:

5.1. Analysis and deliberation on the realization of the fourth (4th) issuance of commercial promissory notes of the Company, in a sole series (“Promissory Notes” and “Issuance”, respectively), for public distribution with restricted efforts of distribution pursuant to the Instruction of the Securities Commission (“CVM”) No. 476, dated of January 16, 2009, as amended (“Instruction CVM 476”), authorized by item I, paragraph 1 of article 1 of such rule, and CVM’s Instruction No. 566 of July 31, 2015, as amended (“Instruction CVM 566” and “Restricted Offer”, respectively): in accordance with the favorable recommendation of the Company's Financial Committee, the Members of the Company's Board of Directors resolved to approve the fourth (fourth) public issuance of Promissory Notes, pursuant to CVM Instruction 566, for public distribution with restricted efforts according to CVM Instruction 476, with the following characteristics:

(i) Total Amount of the Issuance: R$ 800,000,000.00 (eight hundred million reais), on the Issuance Date (as defined below);

(ii) Issuance Date: For all legal effects, the date of issuance of the Promissory Notes shall be the date of their respective subscription and payment ("Issuance Date");

(iii) Number of Issuance: The Issuance corresponds to the fourth (4th) issuance of Promissory Notes of the Company;

(iv)  Unit Face Value: The Promissory Notes shall have a unit face value of one million reais (R$ 1,000,000.00) on the Issuance Date ("Unit Face Value");

(v) Quantity of Promissory Notes: eight hundred (800) Promissory Notes will be issued;

(vi) Series: the Issuance will be realized in a sole series;

(vii) Guarantees: the Promissory Notes will not be assured by any guarantee, personal guarantees or any collaterals. The Promissory Notes will not be guaranteed by surety;

(viii) Maturity of the Promissory Notes and Expiration Date: the maturity of the Promissory Notes shall occur within one thousand and ninety-five (1,095) days as of the Issuance Date ("Expiration Date"), except for possible Early Redemption or Early Termination (as defined below);

(ix) Form and Proof of Ownership: the Promissory Notes will be issued as deeds, and will be held in custody by Banco Bradesco S.A., the provider of custodian services for physical custody of the Promissory Notes ("Custodian"). For all legal purposes, the ownership of the Promissory Notes shall be evidenced by the possession of the deeds representing the Promissory Notes (“Deeds”). In addition, for the Promissory Notes deposited with B3the ownership shall be evidenced by extract issued by B3 on behalf of the respective holder of the promissory note. The Promissory Notes are nominative and will be circulated by nominal endorsement, as provided in the Deeds, of mere transfer of ownership, pursuant to article 15 of the Exhibit I of the Convention of Adoption of Uniform Law on Foreign Exchange Bills and Promissory Notes, as provided by Decree No. 57,663 of January 24, 1966. Pursuant to article 4 of Instruction CVM 566, the endorsement of the Promissory Notes is without guarantee;

(x) Allocation of Funds: The funds raised through the offering of the Promissory Notes will be used by the Company to increase the working capital and/or extend the debt profile;

(xi) Compensation: over the Unit Face Value of the Promissory Notes shall accrue interests corresponding to 105.75% (one-hundred and five integers and seventy-five hundredths percent) of the cumulative percentage variation in the average daily rates of the DI - Interbank Deposits for one day, over extra group, expressed as a percentage per year on a  two-hundred and fifty-two (252) business day basis, calculated and published daily by B3 in the daily bulletin available on its website http://www.b3.com.br (“DI Rate”), calculated exponentially and cumulatively, pro rata temporis from the Issuance Date until the date of effective payment ("Compensation") considering the criteria set out in the "Notebook of Formulas, Commercial Notes - CETIP21" available for consultation on the website http://www.b3.com.br, determined in accordance with the formulas to be described in the Deeds;

(xii) Monetary Adjustment: The Unit Face Value will not be subject to monetary adjustment;

(xiii) Payment of the Unit Face Value and Compensation: The Unit Face Value and the Compensation will be paid to the holders of the Promissory Notes on the Expiration Date, ordinary or anticipated;

(xiv) Distribution Plan: The Promissory Notes will be subjected to the Restricted Offer exclusively for professional investors, as defined in article 9-A of CVM Instruction 539, dated of November 13, 2013, as amended (“Instruction CVM 539”);

(xv) Allocation Scheme: The Restricted Offer will be performed under guarantee of the totality of the Promissory Notes, with the intermediation of financial institutions members of the system of bonds distribution (“Coordinators”), being one of the Coordinators the leader institution of the Restricted Offer (“Leader Coordinator”);

(xvi) Allocation for Distribution, Negotiation and Electronic Custody: the Promissory Notes shall be deposited (a) for distribution in the primary market and subscribed and paid-up according to B3 S.A. – Brasil, Bolsa, Bancão, Segmento CETIP UVTM (“B3”) procedures, exclusively via the ‘MDA – Módulo de Distribuição de Ativo’ (asset distribution module), managed and operated by B3 (“MDA”), with the distribution financially liquidated in B3; and (b) for trading in the secondary market through the ‘CETIP21 – Títulos e Valores Mobiliários’, managed and operated by B3, and negotiations financially liquidated at B3. Simultaneously with the liquidation, the Promissory Notes shall be electronically deposited on behalf of the holder of the the Promissory Notes in B3’s Electronic Custody System. The Promissory Notes may be negotiated on regulated securities markets between qualified investors, as defined on article 9-B of Instruction CVM 539, after a 90-day term from the subscription or acquisition by a professional investor, pursuant to articles 13 and 15 of Instruction CVM 476, observing the compliance of the requirements provided on article 17 of Instruction CVM 476 by the Company. The term of 90 (ninety) days for restriction of negotiation of the Promissory Notes referred to above shall not apply to Coordinators, in the event of the exercise of a guarantee, as provided for in item II of article 13 of CVM Instruction CVM 476, provided that the following conditions are observed: (i) the professional investor acquiring the Promissory Notes subscribed by the respective Coordinator observe the term of 90 (ninety) days of negotiation restriction, counted from the date of the exercise of the guarantee by the respective Coordinator; (ii) the respective Coordinator verify the compliance of the rules set forth in art. 2nd and 3rd of Instruction CVM 476; and (iii) the negotiation of the Promissory Notes is carried out under the same conditions applicable to the Restricted Offer, and the transfer value of the Promissory Notes may be updated by Compensation;

(xvii) Price of Subscription and Form of Payment: the Promissory Notes will be subscribed on the Issuance Date, on one sole date, by its Unit Face Value, and its payment will be made at sight, at the time of subscription, in local current currency, exclusively through the MDA, and there may be goodwill or discount;

(xviii) Early Termination: the Fiduciary Agent may, regardless of judicial or extrajudicial notice or notification, consider due in advance the obligations arising from the Promissory Notes and demand the immediate payment by the Company of the Unit Face Value, plus Compensation, calculated pro rata temporis from the Issuance Date until the date of the respective payment, without prejudice, when applicable, to the Overdue Charges, in the occurrence of any of the events provided for by law and/or of any of the events that may be provided for in the Deeds, and observing the procedures set forth therein ("Early Termination").

(xix) Optional Early Redemption: upon the terms and conditions defined in the Deeds, the Promissory Notes may be redeemed, totally or partially, at any time from the 120th (hundredth twentieth) day, inclusive, at the Company's unilateral discretion, by sending a communication to all the Promissory Notes holders, with a copy to the Fiduciary Agent, or by publishing a notice to the Promissory Notes holders within three (3) business days prior to the date of the event ("Early Redemption"), informing (a) the date on which the Early Redemption will be made; and (ii) any other relevant information to the Promissory Note holders. The Early Redemption of Promissory Notes by the Company will be admitted upon payment of its Unit Face Value, plus: (1) the respective Compensation, calculated pro rata temporis from the Issuance Date until the respective Early Redemption date; and (2) a premium of 0.20% (twenty hundredths percent) per annum, basis 252 (two hundred and fifty-two) business days from the date of the effective Early Redemption until the Expiration Date, over the Unit Face Value plus the respective Compensation, to be calculated according to the formula to be provided in the Deeds.

(xx) Early Redemption Offer: upon the terms and conditions to be defined in the Deeds, the Company may, at any given time, offer optional and early redemption of all or part of the Promissory Notes, with the subsequent cancellation of such Promissory Notes, which shall be addressed to all of the holders of the Promissory Notes, without distinction, under equal conditions, according to these terms and conditions stated in the Deeds (“Optional Offer of Early Redemption”). The amount payable in connection with each Promissory Note, indicated by the respective holder adhering the Optional Offer of Early Redemption, will be equal to the Unit Face Value, plus (a) the Compensation, calculated on a pro rata temporis basis, from the Issuance Date until the date of respective payment; and (b) if applicable, the early redemption premium to be offered to the holders of the Promissory Notes at the Company’s sole discretion, that will be negative. In case of a partial Optional Offer of Early Redemption, it will be adopted a raffle, if the number of Promissory Notes holders that accept the Optional Offer of Early Redemption is higher than the amount offered by the Issuer, being established that the procedure, if necessary, will occur outside the scope of B3, according to the terms and conditions to be defined in the Deeds;

(xxi) Overdue Charges: in case of lateness in payment of any amount owed and unpaid to the Promissory Notes holders, in addition to the compensation of the Promissory Notes, the amounts in arrears shall be subject to (i) conventional moratorium fine, irreducible and non-compensatory, of 2% (two percent) over the unpaid and due amount; and (ii) the non-compensatory interests calculated from the date of default to the date of actual payment at the rate of 1% (one percent) per month, or month fraction, over the amount overdue and unpaid, regardless of judicial or extrajudicial notice or notification. The overdue charges established herein shall apply from the date of monetary default, as may be provided in the Deeds, regardless of judicial or extrajudicial notice or notification ("Overdue Charges");

(xxii) Place of Payment: payments related to the Promissory Notes, specifically the Compensation, the Unit Face Value and any other amounts owed by the Company under the terms of the Promissory Notes, shall be made in accordance with the procedures adopted by B3, when the Promissory Notes are deposited electronically with B3 or at the Company’s head offices, or in accordance with the procedures adopted by the agent bank, whenever the Promissory Notes are not deposited electronically at B3;

(xxiii) Extension of due dates: due dates related to any Company´s obligation under the Promissory Notes shall be considered automatically extended until the next business day if due date is a bank or market holiday in the city of São Paulo, State of São Paulo, without any accrual to the amounts to be paid, except in cases with payments to be made through B3, in which case there will only be extension when the date of payment of the obligation is a Saturday, a Sunday or a national public holiday. For the Promissory Notes purposes, “Business Day” means any day except for Saturdays, Sundays or national public holidays;

(xxiv) Fiduciary Agent: pursuant to Instruction CVM 566 and Instruction CVM 583, the Issuer shall constitute and appoint PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, corporation with head offices at the city of Rio de Janeiro, state of Rio de Janeiro, Avenida das Américas, nº 4.200, Bloco 08, Ala B, Salas 302, 303 e 304 – Barra da Tijuca, 22640-102, enrolled with the CNPJ/MF under No. 17.343.682/0001-38 as fiduciary agent for the holders of the Promissory Notes, in accordance with the terms and conditions to be provided in the Deeds ("Fiduciary Agent"); and

(xxv) Other Conditions: all other conditions and specific rules regarding the Issuance shall be detailed in the Deeds; and

5.2. Analysis and deliberation on the granting of powers to the Board of Officers of the Company to take the necessary measures to formalize the fourth (4th) issuance of commercial promissory notes of the Company: the members of the Company's Board of Directors resolved to authorize the Board of Officers and other legal representatives of the Company to, on its behalf, (i) to hire the Coordinators to structure and coordinate the Restricted Offer; (ii) to hire service providers for the Issuance, such as B3, the Coordinators, the agent bank and Custodian, the Fiduciary Agent, legal advisors, printing office, among others; (iii) to negotiate and define all the specific terms and conditions of the Issuance and the Restricted Offer that were not specifically subject to the approval of this meeting of the Board of Directors; (iv) to enter into any documents, including but not limited to the Deeds and placement agreement and distribution of the Promissory Notes, as well as any amendment to such documents, provided that the main agreed conditions and amounts involved are not changed; and (v) to take all necessary steps to carry out the Issuance and the Restricted Offer. All acts relating to the Restricted Offer which have been previously performed by the Board of Officers and other legal representatives of the Company are hereby ratified.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 17th, 2018. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Ad Hoc Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

7.         CERTIFICATE: I hereby certify that these minutes are a true copy of the minutes drawn up in the book of Record of Meetings of the Board of Directors of the Company.

__________________________________
Aline Pacheco Pelucio
Ad Hoc Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 20, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.